ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

ETF Express Awards

Most Innovative North American ETN Provider

Winner: UBS ETRACS

“2013 was strong year for the ETRACS program on a variety of fronts. We saw significant growth in exchange-traded note assets under management. By year-end we had approximately USD2.4bn in assets having started the year at USD1.1bn,” comments Chris Yeagley, Head of UBS ETRACS, the bank’s ETN platform.

Although still a relatively small market at around USD 20bn, a possible explanation for the recent growth in exchange-traded notes is that ETNs can be key investments for investors looking for access to markets and strategies that may not be readily available in the existing marketplace.

“As we continue to see opportunities across the ETP universe, we plan to launch additional ETRACS products that can capitalize on those opportunities for our clients,” says Yeagley. Investors should note that ETNs carry an associated risk of the issuer’s credit worthiness.

Among the various ETN products on the ETRACS platform 2 key categories stand out: income-related products including a number of high-yielding equity ETNs, and commodity ETNs. Currently, it is within the income ETN category that UBS ETRACS has seen the most significant inflows supplying some of the highest yielding products in the marketplace. The ETRACS Diversified High Income ETN (DVHI) currently yields 6.17 per cent, whilst its 2x leveraged version (DVHL) currently yields 10.88 per cent (as of February 2014).

“We track a number of high-yielding assets in our diversified high-income ETN. It gives investors exposure to equities, fixed income, preferreds, municipal bonds, MLPs. In this low interest rate environment, we see investors’ appetite for yield continuing and income ETNs like these are finding their way into more portfolios looking to fill that gap,” says Yeagley who underscores the platform’s commitment to innovation by adding:

“We don’t seek to offer ‘me too’ products in the ETRACS platform. The products we launch strive to achieve two key goals; respond to investor needs and lead the industry in innovation.”

Commenting on winning the award, Yeagley says: “We are proud our products are resonating with clients and look forward to continued growth in the ETN space.”

About ETRACS

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Access to asset classes with historically low correlations to more traditional asset classes
•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs is subject to a number of risks, including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the product supplement and pricing supplement for the ETRACS ETN.

This material has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient and is published solely for information purposes. No representation or warranty, either express or implied is provided in relation to the accuracy, completeness or reliability of the information contained herein, nor is it intended to be a complete statement or summary of the developments referred to in this material. This material does not constitute an offer to sell or a solicitation to offer to buy or sell any securities or investment instruments, to effect any transactions or to conclude any legal act of any kind whatsoever. Nothing herein shall limit or restrict the particular terms of any specific offering. No offer of any interest in any product will be made in any jurisdiction in which the offer, solicitation or sale is not permitted, or to any person to whom it is unlawful to make such offer, solicitation or sale. Not all products and services are available to citizens or residents of all countries. Any opinions expressed in this material are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or divisions of UBS AG or its affiliates (“UBS”) as a result of using different assumptions and criteria. UBS is under no obligation to update or keep current the information contained herein. Neither UBS AG nor any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this material.’

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

© UBS 2014. All rights reserved.